UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41838

MoneyHero Limited

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 24, 2023, Prashant Aggarwal the Chief Executive Officer of MoneyHero Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Company”), appeared in a live interview on Bloomberg Daybreak: Australia on Bloomberg TV. A transcript of the interview is attached hereto as Exhibit 99.1.

The information in this Current Report on Form 6-K is being furnished to the Securities and Exchange Commission (the “SEC”) and shall not deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to the growth potential of the markets and industries in which the Company and its subsidiaries (the “Group”) operate, market opportunities, competitive landscape and the Group’s ability to continue to expand its market share and diversify its product offerings.

All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to changes in business, market, financial, political and regulatory environments; the Group’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Group operates; the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions; changes in the Group’s relationship with its current customers, suppliers and service providers; technological advancements in the Group’s industries; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4, which was declared effective by the SEC on September 26, 2023, and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Transcript of interview of on Bloomberg TV.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONEYHERO LIMITED

Date: October 27, 2023	By:	/s/ Shaun Kraft
	Name:	Shaun Kraft
	Title:	Chief Financial Officer and Chief Operating Officer